

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via e-mail
Henry R. Lambert
Chief Executive Officer
Pure Bioscience, Inc.
1725 Gillespie Way
El Cajon, California 92020

> **Re: Pure Bioscience, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 18, 2014**
> **File No. 333-199240**

Dear Mr. Lambert:

We have reviewed your amended registration statement and have the following comment.

Undertakings, page II-5

1. Please revise to include the undertakings in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.

Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any questions.

> Sincerely,
>
> /s/ Jay Ingram
>
> Jay Ingram
> Legal Branch Chief

CC: Jeffrey Thacker (*via e-mail*)
DLA Piper LLP (US)